SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Hycroft Mining Holding Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44862P109

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,575,900*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,575,900*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,575,900*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
(14)	TYPE OF REPORTING PERSON IN

*       Reflects beneficial ownership as the sole member of each of Mudrick Capital GP, the general partner of Mudrick Capital; Mudrick Drawdown Fund GP, the general partner of Mudrick Drawdown Fund; Mudrick Drawdown Fund II GP, the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC; and Mudrick GP, the general partner of Mudrick Opportunity Fund.

**       The calculation is based on 212,715,250 shares of HYMC Common Stock (as defined herein) outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 1, 2022, and (ii) 12,944,651 warrants in the aggregate directly held by certain of the Mudrick Funds, which are exercisable into 12,944,651 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,575,900*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,575,900*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,575,900*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
(14)	TYPE OF REPORTING PERSON IA

*       Reflects beneficial ownership as the investment manager of the Mudrick Funds.

**       The calculation is based on 212,715,250 shares of HYMC Common Stock (as defined herein) outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 12,944,651 warrants in the aggregate directly held by certain of the Mudrick Funds, which are exercisable into 12,944,651 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,575,900*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,575,900*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,575,900*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
(14)	TYPE OF REPORTING PERSON OO

*       Reflects beneficial ownership as the general partner of Mudrick Capital (as defined herein).

**       The calculation is based on 212,715,250 shares of HYMC Common Stock (as defined herein) outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 12,944,651 warrants in the aggregate directly held by certain of the Mudrick Funds, which are exercisable into 12,944,651 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,871,608*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,871,608*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,871,608*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%**
(14)	TYPE OF REPORTING PERSON PN

*       Reflects (i) 10,088,745 shares of HYMC Common Stock and (ii) 4,511,710 shares of HYMC Common Stock issuable upon the exercise of 4,511,710 warrants.

**       The calculation is based on 204,282,309 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 4,511,710 warrants exercisable into 4,511,710 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,871,608*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,871,608*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,871,608*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%**
(14)	TYPE OF REPORTING PERSON OO

*       Reflects beneficial ownership as the general partner of Mudrick Opportunity Fund.

**       The calculation is based on 204,282,309 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 4,511,710 warrants exercisable into 4,511,710 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,924,148*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,924,148*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,924,148*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%**
(14)	TYPE OF REPORTING PERSON PN

*       Reflects (i) 2,408,817 shares of HYMC Common Stock and (ii) 1,515,331 shares of HYMC Common Stock issuable upon the exercise of 1,515,331 warrants.

**       The calculation is based on 201,285,930 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 1,515,331 warrants exercisable into 1,515,331 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,924,148*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,924,148*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,924,148*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%**
(14)	TYPE OF REPORTING PERSON OO

*       Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund.

**       The calculation is based on 201,285,930 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 1,515,331 warrants exercisable into 1,515,331 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,595,693*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,595,693*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,595,693*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%**
(14)	TYPE OF REPORTING PERSON PN

*       Reflects (i) 2,002,345 shares of HYMC Common Stock and (ii) 1,593,348 shares of HYMC Common Stock issuable upon the exercise of 1,593,348 warrants.

**       The calculation is based on 201,363,947 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 1,593,348 warrants exercisable into 1,593,348 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,149,578*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,149,578*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,578*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%**
(14)	TYPE OF REPORTING PERSON PN

*       Reflects (i) 577,797 shares of HYMC Common Stock and (ii) 571,781 shares of HYMC Common Stock issuable upon the exercise of 571,781 warrants.

**       The calculation is based on 200,342,380 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 571,781 warrants exercisable into 571,781 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,745,271*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,745,271*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,745,271*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%**
(14)	TYPE OF REPORTING PERSON OO

*       Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC.

**       The calculation is based on 201,935,728 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 2,165,129 warrants exercisable into 2,165,129 shares of HYMC Common Stock.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on June 8, 2020, as amended by that certain amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed by the Reporting Persons on June 1, 2021, that certain amendment No. 2 (“Amendment No. 2”) to Schedule 13D filed by the Reporting Persons on June 10, 2021, that certain amendment No. 3 (“Amendment No. 3”) to Schedule 13D filed by the Reporting Persons on November 12, 2021, and that certain amendment No. 4 (“Amendment No. 4”) to Schedule 13D filed by the Reporting Persons on March 17, 2022, and relates to the shares of Class A common stock, par value $0.0001 per share (the “HYMC Common Stock”), of Hycroft Mining Holding Corporation, a Delaware corporation (formerly known as Mudrick Capital Acquisition Corporation, the “Company” or “HYMC” or, prior to the business combination as described in the Schedule 13D, “MUDS”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 30, 2022, and December 1, 2022, the Reporting Persons sold, in the aggregate, 1,763,600 shares of HYMC Common Stock and 288,677 warrants exercisable into 288,677 shares of HYMC Common Stock, as detailed in Annex A to this Amendment No. 5, which is incorporated herein by reference.

Item 5. Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 5 are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of the date of this Amendment No. 5, assuming that the warrants beneficially owned by the Reporting Persons, are exercisable or converted, as applicable, as of such date.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 35,575,900 shares of HYMC Common Stock, including 12,944,651 shares of HYMC Common Stock issuable upon the exercise of warrants, which constitutes approximately 16.7% of the outstanding shares of HYMC Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 212,715,250 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 12,944,651 warrants held collectively by certain of the Mudrick Funds as described herein, which are exercisable into 12,944,651 shares of HYMC Common Stock). The filing of this Amendment No. 5 shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Mudrick Opportunity Fund may be deemed to beneficially own 9,359,898 shares of HYMC Common Stock and 4,511,710 shares of HYMC Common Stock issuable upon the exercise of 4,511,710 warrants, which represents approximately 6.8% of the outstanding shares of HYMC Common Stock (based on 204,282,309 shares of HYMC Common Stock outstanding, which includes (i) the 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 4,511,710 warrants exercisable into 4,511,710 shares of HYMC Common Stock).

Mudrick GP may be deemed to beneficially own 9,359,898 shares of HYMC Common Stock and 4,511,710 shares of HYMC Common Stock issuable upon the exercise of 4,511,710 warrants, which represents approximately 6.8% of the outstanding shares of HYMC Common Stock (based on 204,282,309 shares of HYMC Common Stock outstanding, which includes (i) the 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 4,511,710 warrants exercisable into 4,511,710 shares of HYMC Common Stock).

Mudrick Drawdown Fund and Mudrick Drawdown Fund GP may be deemed to beneficially own 2,408,817 shares of HYMC Common Stock and 1,530,893 shares of HYMC Common Stock issuable upon the exercise of 1,515,331 warrants, which represents approximately 1.9% of the outstanding shares of HYMC Common Stock (based on 201,285,930 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 1,515,331 warrants exercisable into 1,515,331 shares of HYMC Common Stock).

Mudrick Drawdown Fund II may be deemed to beneficially own 2,002,345 shares of HYMC Common Stock and 1,593,348 shares of HYMC Common Stock issuable upon the exercise of 1,593,348 warrants, which represents approximately 1.8% of the outstanding shares of HYMC Common Stock (based on 201,363,947 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 1,593,348 warrants exercisable into 1,593,348 shares of HYMC Common Stock).

Mudrick Drawdown Fund II SC may be deemed to beneficially own 577,797 shares of HYMC Common Stock and 571,781 shares of HYMC Common Stock issuable upon the exercise of 571,781 warrants, which represents approximately 0.6% of the outstanding shares of HYMC Common Stock (based on 200,342,380 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 571,781 warrants exercisable into 571,781 shares of HYMC Common Stock).

Mudrick Drawdown Fund II GP may be deemed to beneficially own 2,580,142 shares of HYMC Common Stock and 2,165,129 shares of HYMC Common Stock issuable upon the exercise of 2,165,129 warrants, which represents approximately 2.3% of the outstanding shares of HYMC Common Stock (based on 201,935,728 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 2,165,129 warrants exercisable into 2,165,129 shares of HYMC Common Stock).

Each of Mr. Mudrick, Mudrick Capital and Mudrick Capital GP may be deemed to beneficially own an aggregate of 22,631,249 shares of HYMC Common Stock and 12,944,651 shares of HYMC Common Stock warrants, which constitutes approximately 16.7% of the outstanding shares of HYMC Common Stock (based on 212,715,250 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022, and (ii) 12,944,651 warrants held collectively by certain of the Mudrick Funds as described herein, which are exercisable into 12,944,651 shares of HYMC Common Stock).

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Amendment No. 5 shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of HYMC Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows 7 through 10 of the cover pages hereof.

(c) Except as disclosed in Item 4 of this Amendment No. 5, which is incorporated herein by reference, the Reporting Persons have not effected any transactions in securities of the Company during the past 60 days.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2022

JASon Mudrick

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick

Mudrick Capital Management, L.P.

By: Mudrick Capital Management, LLC its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Capital Management, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund GP II, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Annex A

Transactions

The following table sets forth all transactions by the Reporting Persons with respect to shares of HYMC Common Stock and warrants to purchase shares of HYMC Common Stock effected in the past 60 days prior to the date hereof. All such transactions were sales of securities effected in the open market.

Reporting Person	Date of Transaction	Securities Sold	Number of Securities Sold	Price Per Share / Warrant (as applicable)*	Price Range (inclusive)*
Mudrick Opportunity Fund	11/30/2022	HYMC Common Stock	294,540	$0.7410	$0.72 to $0.8036
Mudrick Opportunity Fund	11/30/2022	Warrants	29,157	$0.1089	$0.10 to $0.13
Mudrick Opportunity Fund	11/30/2022	Warrants	21,620	$0.0990	$0.088 to $0.11
Mudrick Drawdown Fund	11/30/2022	HYMC Common Stock	76,007	$0.7410	$0.72 to $0.8036
Mudrick Drawdown Fund	11/30/2022	Warrants	8,358	$0.0990	$0.088 to $0.11
Mudrick Drawdown Fund II	11/30/2022	HYMC Common Stock	63,446	$0.7410	$0.72 to $0.8036
Mudrick Drawdown Fund II	11/30/2022	Warrants	68,066	$0.1089	$0.10 to $0.13
Mudrick Drawdown Fund II	11/30/2022	Warrants	1,168	$0.0990	$0.088 to $0.11
Mudrick Drawdown Fund II SC	11/30/2022	HYMC Common Stock	18,383	$0.7410	$0.72 to $0.8036
Mudrick Drawdown Fund II SC	11/30/2022	Warrants	28,169	$0.1089	$0.10 to $0.13
Mudrick Capital††	11/30/2022	HYMC Common Stock	261,114	$0.7410	$0.72 to $0.8036
Mudrick Capital†	11/30/2022	Warrants	20,479	$0.1089	$0.10 to $0.13
Mudrick Capital†	11/30/2022	Warrants	23,920	$0.0990	$0.088 to $0.11
Mudrick Opportunity Fund	12/1/2022	HYMC Common Stock	434,308	$0.7018	$0.69 to $0.743
Mudrick Opportunity Fund	12/1/2022	Warrants	8,050	$0.1003	$0.10 to $0.1099
Mudrick Opportunity Fund	12/1/2022	Warrants	18,636	$0.0940	$0.091 to $0.10
Mudrick Drawdown Fund	12/1/2022	HYMC Common Stock	111,771	$0.7018	$0.69 to $0.743
Mudrick Drawdown Fund	12/1/2022	Warrants	7,204	$0.0940	$0.091 to $0.10
Mudrick Drawdown Fund II	12/1/2022	HYMC Common Stock	92,911	$0.7018	$0.69 to $0.743
Mudrick Drawdown Fund II	12/1/2022	Warrants	18,793	$0.1003	$0.10 to $0.1099
Mudrick Drawdown Fund II	12/1/2022	Warrants	1,007	$0.0940	$0.091 to $0.10
Mudrick Drawdown Fund II SC	12/1/2022	HYMC Common Stock	26,810	$0.7018	$0.69 to $0.743
Mudrick Drawdown Fund II SC	12/1/2022	Warrants	7,778	$0.1003	$0.10 to $0.1099
Mudrick Capital†	12/1/2022	HYMC Common Stock	384,310	$0.7018	$0.69 to $0.743
Mudrick Capital†	12/1/2022	Warrants	5,654	$0.1003	$0.10 to $0.1099
Mudrick Capital†	12/1/2022	Warrants	20,618	$0.0940	$0.091 to $0.10

* The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

† On behalf of Managed Accounts.

†† On behalf of Managed Accounts and shares held by Mudrick Capital Management, L.P. on behalf of Mudrick Stressed Credit Master Fund, L.P.